As filed with the U.S. Securities and Exchange Commission on December 17, 2021

File No. 333-258385

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1 ☒

JOHN HANCOCK FUNDS II
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

200 BERKELEY STREET
BOSTON, MASSACHUSETTS 02116
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE
(800) 225-5291

CHRISTOPHER SECHLER, ESQ.
200 BERKELEY STREET
BOSTON, MASSACHUSETTS 02116
(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPIES OF COMMUNICATIONS TO:

MARK P. GOSHKO, ESQ.

K&L GATES LLP
ONE LINCOLN STREET
BOSTON, MASSACHUSETTS 02111-2950

JOHN HANCOCK FUNDS II (“Registrant”)

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement and Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on September 8, 2021, SEC accession number 0001133228-21-004707.

Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act, on September 8, 2021, SEC accession number 0001133228-21-004707.

Part C — Other Information

Signature Pages

Exhibits — The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on August 2, 2021: (i) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14; (ii) the opinion of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14; and (iii) the consent of counsel with respect to the filing of such tax opinion.

JOHN HANCOCK FUNDS II

PART C

OTHER INFORMATION

Item 15. Indemnification

No change from the information set forth in Item 30 of the most recently filed amendment to the Registration Statement of John Hancock Funds II (“Registrant”) on Form N-1A under the 1933 Act and the 1940 Act (File Nos. 333-126293 and 811-21779) as filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2021, accession number 0001133228-21-005730, which information is incorporated herein by reference.

Item 16.	Exhibits
1(a)	Amended and Restated Agreement and Declaration of Trust dated January 22, 2016, as amended –– previously filed as exhibit (a) to post-effective amendment no. 168 filed on April 27, 2016, accession number 0001133228-16-009273.
1(a)(1)	Amendment dated May 18, 2017 to the Amended and Restated Agreement and Declaration of Trust dated January 22, 2016, as amended –– previously filed as exhibit (a)(2) to post-effective amendment no. 200 filed on December 28, 2017, accession number 0001133228-17-007021.
1(a)(2)	Amendment dated December 13, 2018 to the Amended and Restated Declaration of Trust dated January 22, 2016 –– previously filed as exhibit (a)(1) to post-effective amendment no. 214 filed on April 24, 2019, accession number 0001133228-19-002392.
2(a)	By-laws of the Registrant dated June 28, 2005 – previously filed as exhibit 99.23(b) to initial registration statement on Form N-1A filed on June 30, 2005, accession number 0000950135-05-003640.
2(a)(1)	Amendment dated December 13, 2006 to By-laws of the Registrant dated June 28, 2005 – previously filed as exhibit (b)(2) to post-effective amendment no. 160 filed on November 25, 2015, accession number 0001133228-15-006091.
2(b)	Amendment dated March 10, 2016 to the By-laws of the Registrant dated June 28, 2005, as amended –– previously filed as exhibit (b)(3) to post-effective amendment no. 165 filed on March 28, 2016, accession number 0001133228-16-008538.
3	Not applicable.
4	Agreement and Plan of Reorganization dated December 10, 2021 –– FILED HEREWITH.
5	See Exhibits 1 and 2.
6(a)	Amended and Restated Advisory Agreement dated June 30, 2020, between John Hancock Funds II (the “Registrant”) and John Hancock Investment Management LLC[1] – previously filed as exhibit (d)(1) to post-effective amendment no. 234 filed on November 19, 2020, accession number 0001133228-20-007379.

1 Prior to June 28, 2019, John Hancock Investment Management LLC was known as John Hancock Advisers, LLC.

6(a)(1)	Amendment dated September 17, 2020 to Amended and Restated Advisory Agreement dated June 30, 2020 between the Registrant and John Hancock Investment Management LLC – previously filed as exhibit (d)(1)(g) to post-effective amendment no. 233 filed on September 17, 2020, accession number 0001133228-20-006101.
(6)(b)(1)	Subadvisory Agreement dated January 1, 2014 between John Hancock Investment Management LLC and Wellington Management Company LLP –– previously filed as exhibit (d)(25) to post-effective amendment no. 134 filed on June 26, 2014, accession number 0001133228-14-002117.
(6)(b)(2)	Amendment dated September 21, 2018 to Subadvisory Agreement dated January 1, 2014 between John Hancock Investment Management LLC and Wellington Management Company LLP –– previously filed as exhibit (d)(19)(E) to post-effective amendment no. 212 on December 21, 2018, accession number 0001133228-18-006817.
(6)(b)(3)	Amendment dated February 28, 2020 to Subadvisory Agreement dated January 1, 2014 between John Hancock Investment Management LLC and Wellington Management Company LLP – previously filed as exhibit (d)(18)(C) to post-effective amendment no. 225 on April 27, 2020, accession number 0001133228-20-001925.
7(a)	Amended and Restated Distribution Agreement dated June 30, 2020 between Registrant and John Hancock Investment Management Distributors LLC[2] – previously filed as exhibit (e) to post-effective amendment no. 234 filed on November 19, 2020, accession number 0001133228-20-007379.
8	Not applicable.
9(a)	Custodian Agreement. Master Custodian Agreement dated September 26, 2008 between John Hancock Funds II and State Street Bank and Trust Company – previously filed as exhibit (g) to post-effective amendment no. 22 filed on December 24, 2008, accession number 0000950135-08-008571.
9(a)(1)	Amendment dated December 14, 2020 to Master Custodian Agreement dated September 26, 2008 between John Hancock Funds II and State Street Bank and Trust Company – previously filed as exhibit (g)(1) to post-effective amendment no. 242 filed on November 19, 2021, accession number 0001133228-21-005730.
9(a)(2)	Amendment dated June 1, 2021 to Master Global Custodial Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citibank. N.A. –– previously filed as exhibit (g)(2) to post-effective amendment no. 242 filed on November 19, 2021, accession number 0001133228-21-005730.
10(a)(1)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class A Shares –– previously filed as exhibit (m)(2) to post-effective amendment no. 235 filed on November 20, 2020, accession number 0001133228-20-007397.
10(a)(1)(A)	Amendment to Plan of Distribution pursuant to Rule 12b-1 dated June 1, 2021 relating to Class A Shares –– previously filed as exhibit (m)(2)(A) to post-effective amendment no. 240 filed on June 1, 2021, accession number 0001133228-21-003222.
10(a)(1)(B)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 dated June 30, 2020 relating to Class C Shares –– previously filed as exhibit (m)(3) to post-effective amendment no. 235 filed on November 20, 2020, accession number 0001133228-20-007397.

2 Prior to June 28, 2019, John Hancock Investment Management Distributors LLC was known as John Hancock Funds, LLC.

10(a)(1)(C)	Amendment to Plan of Distribution pursuant to Rule 12b-1 dated June 1, 2021 relating to Class C Shares –– previously filed as exhibit (m)(3)(A) to post-effective amendment no. 240 filed on June 1, 2021, accession number 0001133228-21-003222.
10(a)(2)	Rule 18f-3 Plan. Amended and Restated Multiple Class Plan dated October 23, 2020, pursuant to Rule 18f-3 — previously filed as exhibit (n) to post-effective amendment no. 234 filed on November 19, 2020, accession number 0001133228-20-007379.
11	Opinion and Consent of K&L Gates LLP regarding legality of issuance of shares and other matters – previously filed as exhibit 11 to the registration statement on Form N-14 filed on August 2, 2021, accession number 0001133228-21-004172.
12	Opinion of K&L Gates LLP on tax matters – FILED HEREWITH.
12(a)	Consent of K&L Gates LLP – FILED HEREWITH.
13(a)	Amended and Restated Transfer Agency and Service Agreement for John Hancock Funds dated July 1, 2013 — previously filed as exhibit (h)(1) to post-effective amendment no. 113 filed on December 19, 2013, accession number 0001133228-13-005052.
13(a)(1)	Amendment dated June 28, 2021 to the Amended and Restated Transfer Agency and Service Agreement for John Hancock Funds dated July 1, 2013 –– previously filed as exhibit (h)(1)(A) to post-effective amendment no. 242 filed on November 19, 2021, accession number 0001133228-21-005730.
13(b)	Amended and Restated Service Agreement dated June 24, 2021 between the Registrant and the Adviser –– previously filed as exhibit (h)(5) to post-effective amendment no. 242 filed on November 19, 2021, accession number 0001133228-21-005730.
13(b)(1)	Service Agreement dated June 30, 2020 among the Registrant, the Adviser, and the Registrant’s Chief Compliance Officer –– previously filed as exhibit (h)(7) to post-effective amendment no. 235 filed on November 20, 2020, accession number 0001133228-20-007397.
13(c)	Expense Limitation Letter Agreement and Voluntary Expense Limitation Notice dated March 25, 2021 between the Registrant and John Hancock Investment Management LLC –– previously filed as exhibit (h)(7) to post-effective amendment no. 242 filed on November 19, 2021, accession number 0001133228-21-005730.
13(d)	Agreement to Waive Advisory Fees and Reimburse Expenses dated June 25, 2020 between the Registrant and John Hancock Investment Management LLC –– previously filed as exhibit (h)(10) to post-effective amendment no. 235 filed on November 20, 2020, accession number 0001133228-20-007397.
13(e)	Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc. – previously filed as exhibit (h)(16)(A) to initial registration statement on Form N-1A filed on November 25, 2015, accession number 0001133228-15-006091.
13(e)(1)	Amendment dated June 1, 2021 to Services Agreement dated March 3, 2014 among John Hancock Mutual Funds and Citi Fund Services Ohio, Inc. –– previously filed as exhibit (h)(11) to post-effective amendment no. 242 filed on November 19, 2021, accession number 0001133228-21-005730.
14	Consent of PricewaterhouseCoopers LLP – previously filed as exhibit 14 to the registration statement on Form N-14 filed on August 2, 2021, accession number 0001133228-21-004172.

15	Not applicable.
16	Power of Attorney – previously filed as exhibit 16 to the registration statement on Form N-14 filed on August 2, 2021, accession number 0001133228-21-004172.
17	Form of Proxy Card – previously filed as exhibit 17 to the registration statement on Form N-14 filed on August 2, 2021, accession number 0001133228-21-004172.

Item 17. Undertakings

(1)       The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)       The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Funds II, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and The Commonwealth of Massachusetts on the 17th day of December, 2021.

John Hancock FUNDS II

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ Andrew G. Arnott	President and Trustee	December 17, 2021
Andrew G. Arnott

/s/ Charles A. Rizzo	Chief Financial Officer	December 17, 2021
Charles A. Rizzo	(Principal Financial Officer and Principal Accounting Officer)

/s/ Charles L. Bardelis *	Trustee	December 17, 2021
Charles L. Bardelis

/s/ James R. Boyle *	Trustee	December 17, 2021
James R. Boyle

/s/ Peter S. Burgess *	Trustee	December 17, 2021
Peter S. Burgess

/s/ William H. Cunningham *	Trustee	December 17, 2021
William H. Cunningham

/s/ Grace K. Fey *	Trustee	December 17, 2021
Grace K. Fey

/s/ Marianne Harrison *	Trustee	December 17, 2021
Marianne Harrison

/s/ Deborah C. Jackson *	Trustee	December 17, 2021
Deborah C. Jackson

/s/ Hassell H. McClellan *	Trustee	December 17, 2021
Hassell H. McClellan

/s/ Steven R. Pruchansky *	Trustee	December 17, 2021
Steven R. Pruchansky

Signature	Title	Date

/s/ Frances G. Rathke *	Trustee	December 17, 2021
Frances G. Rathke

/s/ Gregory A. Russo *	Trustee	December 17, 2021
Gregory A. Russo

*By:	Power of Attorney

*By:	/s/ Harsha Pulluru	December 17, 2021
Harsha Pulluru
Attorney-in-Fact

* Pursuant to Power of Attorney previously filed with the Trust’s Registration Statement on Form N-14 filed on August 2, 2021, accession number 0001133228-21-004172.

Exhibit Index

4	Agreement and Plan of Reorganization dated December 10, 2021.

12	Opinion of K&L Gates LLP on tax matters.

12(a)	Consent of K&L Gates LLP.